FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release, dated September 22, 2008, regarding the approval by Santander shareholders of a share capital increase to finance the acquisition of Alliance & Leicester plc	1

2	Material fact, dated September 22, 2008, regarding the resolutions passed at the Extraordinary General Shareholders’ Meeting, held on September 22, 2008	3

Item 1
Press release
Santander shareholders approve
capital increase for the acquisition of A&L
•	Emilio Botín said that the transaction will generate significant synergies and fits perfectly with the expansion plan in the UK, creating value for customers, employees and shareholders of both banks.
Madrid, September 22, 2008 — The Extraordinary General Meeting of Banco Santander approved today a share capital increase to finance the acquisition of Alliance & Leicester plc, in accordance with the offer of acquisition announced last July 14th. The Bank’s Board of Directors has been authorized by the shareholders to increase the share capital through the issuance and release of 143,376,990 shares, approximately 2% of the share capital of Banco Santander. The Extraordinary General Meeting has also approved the delivery of 100 Banco Santander shares to every employee of Alliance & Leicester group as a special grant once the transaction is completed, which we expect to occur on Oct. 10.
The acquisition, pending the relevant approvals, will be made through an exchange of one Banco Santander share for every three Alliance & Leicester shares and marks an important step in developing the franchise in the U.K., where Santander has been present since it acquired Abbey in 2004. Since then, Abbey has significantly improved its efficiency ratio, to 50% from 70%, has entirely integrated the Partenon technological platform and has become a competitor to watch in the UK.
In his speech before the Extraordinary General Meeting, the Chairman, Emilio Botín, said that the transaction “fits perfectly with our strategy and creates value.” Moreover, he said it “enables us to grow much more rapidly in the businesses we are most interested in the UK.”
“Before this acquisition opportunity emerged, we had an expansion plan focused on the business sector that included the opening of 300 branches, to achieve critical mass through organic growth. The acquisition of Alliance & Leicester enables us to accelerate that U.K. expansion plan by three years,” explained Botin. “It is a market we have known very well for many years, thanks to our alliance with Royal Bank of Scotland and our presence on its Board. We are sure that we can add value to the British market by putting into practice our business model, based on customer service, costs control and prudence risk management.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 52 11 Fax. 34 91 257 1039

The transaction has been already recommended by the British bank’s Board to its shareholders, who approved it by a majority of 96.8% of the share capital in the General Meeting held on September 16th. The same day, the European Commission announced its approval of the acquisition in accordance with the European competition rules.
Botín said that the transaction is very positive for both Alliance & Leicester’s employees, customers and shareholders and those of Santander, as “we acquire at a price that enables us to meet our financial criteria, with a positive impact on earnings per share from the first year and a return on investment (ROI) of 19% in the third year. It is clearly higher than our cost of capital.” The Bank estimates that the cost synergies derived from the integration will amount to GBP 180 million, with low execution risk. This is “because we know the U.K. market very well we have very clear ideas of what we want to do and how quickly we want to do it,” the Chairman told shareholders.
During his speech, Botín also referred to the difficult global economic environment and the instability of the financial system. “Banco Santander is better prepared than our competitors to face this situation”, he said. He recalled that “we have had excellent results in the first half, with growth of 22% from same period of last year.
In his opinion, “In difficult times like the present, you need to sharpen management, emphasize cost control and be alert.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 52 11 Fax. 34 91 257 1039

Item 2
IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the Extraordinary General Shareholders’ Meeting of this entity, validly held on 22 September 2008, the following resolutions were passed:
“First item
1. Capital increase by means of in kind contributions
It is resolved to increase capital by a nominal amount of 71,688,495 euros, by means of the issuance of 143,376,990 ordinary shares with a nominal value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form. The shares will be issued at their nominal value of one-half (0.5) euro, plus an issue premium that will be determined, under the provisions of Section 159.1.c) in fine of the Companies Law, by the Board of Directors or, by delegation therefrom, by the Executive Committee, no later than the date of implementation of the resolution, applying the procedure indicated below, and for an amount that in any event will be between a minimum of 7.5 euros and a maximum of 10.73 euros per share. Thus the issue price will be set between a minimum of 8 euros and a maximum of 11.23 euros, in accordance with the procedure described below.
The shares issued pursuant to this resolution will be fully paid up by means of in kind contributions consisting of issued ordinary shares of Alliance & Leicester plc representing its ordinary share capital. Banco Santander shall receive three (3) ordinary shares of Alliance & Leicester plc for each newly-issued Banco Santander share. The delivery of shares of Alliance & Leicester plc to Banco Santander and the issuance of the new Banco Santander shares under this share capital increase resolution will take place within the framework of the “Scheme of Arrangement” that has been described in the directors’ report regarding this resolution.
The holders of A&L shares that hold a number of ordinary A&L shares that is not divisible by three and, therefore, in application of the Exchange Ratio, would have the right to a fraction of a Banco Santander share, will not receive those fractions. The fractions of such shares will be aggregated and sold on the market after the date of implementation of the capital increase, and the net proceeds of such sale will be distributed on a pro rata basis among the holders of A&L shares in proportion to their respective fractions. There can be no assurance as to the amount that the A&L shareholders will receive as a consequence of the sale of such fractions.

2. Incomplete subscription
If the 143,376,990 shares cannot be fully subscribed and paid up by means of the delivery of the aforementioned contributions, the capital will be increased to such extent as is appropriate.
For this reason, and pursuant to the provisions of Section 161.1 of the Companies Law, the possibility of incomplete subscription of the increase is expressly contemplated. It is noted that, in any event, the specific number of shares may not exceed the 143,376,990 shares contemplated in this resolution.
3. Procedure for determination of the issue price and premium
Under the provisions of Section 159.1.c) of the Companies Law, the amount of the issue premium for the new shares will be established by the Board of Directors or, by delegation, by the Executive Committee, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.
The issue price (nominal price plus issue premium) of each new Banco Santander share shall be equal to the closing price of Banco Santander shares on the trading day immediately prior to the date of approval of this increase by the shareholders at the General Shareholders’ Meeting, provided that such closing price:
(i)
is higher than 7.99 euros (net book value per share of the existing Banco Santander shares in accordance with the Company’s consolidated financial statements as of June 30, 2008, which have been audited by the Company’s external auditor). If it is the same or less, the issue price per share shall be 8 euros, and

(ii)	is not higher than 11.23 euros (closing price of the Banco Santander share on July 11, 2008). If it is, the issue price per share shall be 11.23 euros.
For such purposes, the closing price shall be understood to be the price published as such on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE).
The issue price (and therefore, the issue premium) of each new share shall be determined by the Board of Directors, which, in turn, may delegate this authority to the Executive Committee, in accordance with the preceding guidelines under the terms of Section 159.1.c) in fine of the Companies Law, no later than the date of implementation of the resolution providing for the capital increase.
The issue premium for each new share will be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the issue premium for each new share shall be a minimum of 7.5 euros per share and a maximum of 10.73 euros per share.

The resulting minimum issue price is 8 euros, which is greater than the net book value per Banco Santander share, as confirmed by a report issued by an auditor other than the Company’s auditor, pursuant to the provisions of Section 159.1 of the Companies Law. Also resulting from the described procedure is a maximum issue price of 11.23 euros per share.
4. Exclusion of pre-emptive rights
In furtherance of the corporate interest, and with the purpose of allowing the new shares to be delivered for the benefit of the Alliance & Leicester plc shareholders through CREST and its established link with Iberclear, EC Nominees Limited (an entity of the Euroclear group which will subscribe the shares for the account of such shareholders of Alliance & Leicester plc), the pre-emptive rights of the shareholders and of the holders of convertible bonds of Banco Santander are totally excluded.
5. Rights attaching to the new shares
The new shares will give their holders, from the date the increase has been declared to be subscribed and paid up by the Board of Directors or, by delegation, by the Executive Committee, the same rights as the Banco Santander shares outstanding on that date. In particular, those acquiring the new shares will have the right to receive the amounts of interim dividends and supplemental dividends that are paid as from the relevant date to the Banco Santander shareholders having status as such as of such date or as of a later date.
6. Information made available to the shareholders
This resolution has been adopted after making available to the shareholders the proposal and report of the Board of Directors, in compliance with the provisions of the Companies Law, as well as the required report of an auditor other than the Company’s auditor.
7. Application of the special tax rules laid down in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law.
As provided in Section 96 of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades), approved by Royal Legislative Decree 4/2004, of March 5, it is resolved to opt for the application of the special tax regime provided for in Chapter VIII of Title VII and in the second Additional Provision of the Restated Text of the Corporate Income Tax Law, in connection with the capital increase by means of the in kind contribution of ordinary shares of the company Alliance & Leicester plc.

8. Delegation to the Board of Directors
The Board of Directors is authorized, with authority to delegate in turn to the Executive Committee, to decide, within a maximum term of one year, the date on which this increase is to be carried out, and to establish the conditions thereof as to all matters not provided for at this General Meeting, including the determination of the amount of the issue premium in accordance with the procedure established for such purpose under Section 159.1.c) in fine and the amendment of sub-sections 1 and 2 of Article 5 of the Bylaws, such that it will reflect the new amount of share capital and the resulting number of shares, taking such actions as may be necessary to achieve the registration of the capital increase at the Commercial Registry, and also, in connection with the in kind contribution of the ordinary shares of Alliance & Leicester plc, to execute the option for the special tax regime contemplated in Chapter VIII of Title VII and in the second Additional Provision of the Restated Text of the Corporate Income Tax Law, approved by Royal Legislative Decree 4/2004, of March 5.
9. Admission to listing of the new shares
In addition, it is resolved to list the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE). It is also resolved to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently London, Milan, Lisbon, Buenos Aires, Mexico and, through ADRs, New York), in order for the newly-issued shares under this capital increase to be admitted to listing. The Board of Directors is authorized, with authority to delegate in turn to the Executive Committee, once this capital increase is implemented, to make the corresponding applications, to prepare and file all appropriate documents on the terms it considers appropriate and to take such actions as may be necessary for such purpose.
It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the interests of shareholders opposing or not voting on the resolution will be safeguarded, in compliance with the requirements established in the Companies Law and related provisions, all in accordance with the provisions of the Securities Market Law and implementing provisions thereunder.
Second item
In the context of the acquisition of Alliance & Leicester plc (“A&L”) by the Bank (the “Acquisition”), it is authorized to award one hundred (100) Bank’s shares to each of the employees of A&L’s group as of the date of the award, as a special bonus in the context of the Acquisition, with effects once it is completed, with no cost for the beneficiaries. The awarded shares shall be Bank’s issued shares, whether acquired on the market or from treasury stock. Delivery may be effected directly by the Bank, A&L or any subsidiary of the group.
The Board is authorised, in the broadest terms admitted in law and with express power of delegation to the Executive Committee, to take whatever actions it deems necessary or merely convenient to implement the award of shares pursuant to this resolution, including, as an example but not limited to, the following: (i) to determine the scheme or plan under which the shares may be awarded and (ii) to authorize whatever public or private documents that may be necessary to implement the award.

Third item
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution THREE.
B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, acting severally, and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting.
CERTIFY also that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 22 September 2008.
Reviewed
The Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 22, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President